Exhibit 99.4

Statutory Financial Statements (Swiss CO)
1 January – 31 December 2015

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA
EPFL Innovation Park
1015 Lausanne / Ecublens

AC Immune SA, Ecublens

Balance Sheet

			As at 31 December,
in CHF thousands	Notes	2015	2014

Assets

Current assets
Cash and cash equivalents	5	76'522	3'306
Trade receivables	6	103	25'863
Other receivables
- Third parties	6	166	71
- Short-term Financial receivables	6	20	1
Supplies to be used in development activities		0	167
Prepaid expenses	7	2'508	374
Accrued Income		47	53
Total current assets		79'366	29'835

Non-current assets
Long-term financial assets	4	85	159
Property, plant and equipment - net	3	500	544
Total non-current assets		585	703

Total assets		79'951	30'538

Liabilities and shareholders' equity

Current liabilities
Trade payables		3'024	1'577
Accrued expenses and deferred income		3'077	2'955
Total current liabilities	9	6'101	4'532

Shareholders' equity
Share capital	8	928	854
General reserve		97'852	70'255
- thereof capital contribution reserves		97'852	70'255
Accumulated losses brought forward		(45'103)	(55'620)
Net gain / (loss) for the year		20'173	10'517
Total shareholders' equity		73'850	26'006

Total liabilities and shareholders' equity		79'951	30'538

Statutory Financial Statements	2

AC Immune SA, Ecublens

Income Statement

			As at 31 December,
in CHF thousands	Notes	2015	2014

Revenue	10	39'100	30'269

Operating expenses
Salaries and related costs		(8'034)	(7'568)
Operating expenses		(12'253)	(11'914)
Depreciation of fixed assets		(287)	(298)
Total operating expenses		(20'574)	(19'780)

Operating gain		18'526	10'489

Interest income		56	23
Finance Income		1'591	5
Net gain for the period		20'173	10'517

Statutory Financial Statements	3

AC Immune SA, Ecublens

Notes to the financial statements

1.	General information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigenTM platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The statutory financial statements of AC Immune SA ended December 31, 2015 were authorized for issue in accordance with a resolution of the Board of Directors on April 14, 2016 and will be submitted to the next Ordinary General Assembly.

During 2014 and 2015, AC Immune had an annual average of less than 250 full time equivalent positions.

Statutory Financial Statements	4

AC Immune SA, Ecublens

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the regulations of Swiss financial reporting law (32nd Title of the Swiss Code of Obligations). The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within twelve months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency Swiss Francs (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes license fees, milestone payments as well as revenue from research agreements associated with collaborations with third parties and grants from public institutions and foundations.

Upfront fees

Revenue from non-refundable, upfront license fees and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, pursuant to guidelines on revenue recognition as contained in IFRS 1 and 15 and ASC 605-25, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, are recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Statutory Financial Statements	5

AC Immune SA, Ecublens

Grant revenue

Grants provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the grants have been met.

Research and development expenditure

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred.

For external research contracts the “stage of completion” method is used to estimate the amount of accrued expense related to the research projects for its clinical studies. The Company estimates its accrued expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Upfront payments relating to in-licensing agreements are recognized over an appropriate, project-specific duration.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leaseholds improvements	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible assets

Expenditure to acquire patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives of 5 years.

Impairment losses at the balance sheet date are charged against the income statement.

Financial assets & liabilities

The Company’s financial assets and liabilities are only comprised of receivables, cash and cash equivalents and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as long-term assets. Receivables are measured at amortized cost.

Statutory Financial Statements	6

AC Immune SA, Ecublens

Cash and cash equivalents

Cash and cash equivalents at the bank comprise the cash on hand.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

The Company assesses at each period whether there is objective evidence that those financial assets are impaired. Impairment losses are recognized in the income statement.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals,. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information relating to items on Balance sheet and Income Statement

3.	Property, plant and equipment and Intangible assets

in CHF thousands	Laboratory	IT	Building
	Equipment	Equipment	and Furniture	Total
Historical cost
As of January 1, 2014	1,741	128	136	2,005
Acquisitions	74	44	10	128
As of January 1, 2015	1,815	172	146	2,133
Acquisitions	243	-	-	243
As of December 31, 2015	2,058	172	146	2,376
Accumulated depreciation
As of January 1, 2014	1,146	72	74	1,292
Depreciation	251	28	18	297
As of January 1, 2015	1,397	100	92	1,589
Depreciation	232	38	17	287
As of December 31, 2015	1,629	138	109	1,876
Net book value December 31, 2015	429	34	37	500
Net book value December 31, 2014	418	72	54	544

Statutory Financial Statements	7

AC Immune SA, Ecublens

4.	Financial assets

	As at 31 December,
in CHF thousands	2015	2014
Loans to Employees	-	74
Rental deposit (restricted cash)	82	82
Security Deposit	3	3
Total	85	159

5.	Cash and cash equivalents

	As at 31 December,
in CHF thousands	2015	2014
Cash	76,522	3,306
Total	76,522	3,306

By Currency
CHF	19,812	2,517
EUR	2,371	482
USD	54,339	307
Total	76,522	3,306

6.	Trade receivables

	As at 31 December,
in CHF thousands	2015	2014

Trade receivables	103	25'863
Third party receivables	166	71
Short-term financial receivables	20	1
Total	289	25'935
7.	Prepaid expenses

	As at 31 December,
in CHF thousands	2015	2014

Prepaid expenses	339	373
Deferred offering costs	2'169	-
Total	2'508	373

8.	Share capital

As of December 31, 2015, the issued share capital amounting to CHF 928,050 is comprised of 46,402,500 shares.

Statutory Financial Statements	8

AC Immune SA, Ecublens

9.	Trade payables and accrued liabilities

	As at 31 December,
in CHF thousands	2015	2014
Trade payables	1,719	1,584
Accrued R&D costs	1,661	712
Accrued payroll expenses	1,304	1,318
Other accrued expenses	1,372	600
Current portion of deferred Income	45	205
Total	6,101	4,419

The amounts due to pension fund as of closing date is CHF 1’606 (2014: CHF 10)

10.	Revenues

	As at 31 December,
in CHF thousands	2015	2014
Collaboration and license revenue	38,745	30,179
Grant revenue	316	75
Other	39	15
Total	39,100	30,269

11.	Shareholders rights and options

In 2015, the following shareholder rights (shares) and options were held by management or administrative bodies and employees:

In CHF thousand	Shares	Options

Issued to Management and Board	14,198	10,148
Issued to employees	7,614	3,446
Total	21,812	13,594

12.	Post balance sheet events

On April 14, 2016, AC Immune entered into an exclusive research collaboration agreement with Biogen covering the research and early clinical development of our alpha-synuclein PET Tracer program for Parkinson’s disease, and a second discovery collaboration to identify novel PET ligands against the neurodegeneration-associated protein, TDP-43.  Under the agreement, AC Immune is entitled to a technology access fee and will receive significant funding covering its research and development

Statutory Financial Statements	9

AC Immune SA, Ecublens

activities on the PET imaging programs. ACI will retain all intellectual property rights to any PET product developed for further commercialization.

On April 15, 2016, AC Immune completed a private placement of Series E preferred shares, each with a nominal value of CHF 0.02 per share (the “Series E Private Placement Extension”).  An aggregate 1,401,792 Series E preferred shares were issued at a price of $9.6384 per preferred share to certain strategic investors, individuals and existing shareholder in the Series E Private Placement Extension for an aggregate subscription amount of approximately $13.5 million.  The Series E preferred shares have substantially the same terms as the Series A, B, C and D preferred shares and will be as accounted for as equity on AC Immune’s balance sheet.

Statutory Financial Statements	10